FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number _____0-19763_______________________________

LORUS THERAPEUTICS INC. (Translation of registrant's name into English)
2 MERIDIAN ROAD TORONTO, ONTARIO M9W 4Z7 CANADA _____________________________________________________________________ (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F......√...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....          No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matter voted upon and the outcome of the votes at the Annual Shareholders’ Meeting of Lorus Therapeutics Inc. (the “Corporation”) held on November 18, 2004 in Toronto, Ontario.

1.  Appointment of Auditor:

KPMG LLP was appointed auditor of the Corporation until the Corporation’s next annual shareholders’ meeting and the Board of Directors was authorized to fix the auditor’s remuneration.

	Number	Percentage
FOR:	28,285,162	99.3
AGAINST:	0	0
WITHHELD FROM VOTING:	192,134	0.7
TOTAL:	28,477,296	100

2.  Election of Directors:

The following seven directors of the Corporation were elected for a term expiring not later than the Corporation’s next annual shareholders’ meeting:  J. Kevin Buchi, Gregory Curt, Donald W. Paterson, Elly Reisman, Alan Steigrod, Graham Strachan and Jim A. Wright.

	Number	Percentage
FOR:	27,980,427	98.5
AGAINST:	0	0
WITHHELD FROM VOTING:	418,901	1.5
TOTAL:	28,399,328	100

3.  Amendment to the Existing 1993 Stock Option Plan

The resolution authorizing an amendment to the Stock Option Plan to extend the expiry time of options granted under our 1993 Stock Option Plan from five years to 10 years was passed.

	Number	Percentage
FOR:	11,386,369	58.9
AGAINST:	7,936,225	41.1
WITHHELD FROM VOTING:	0	0
TOTAL:	19,322,594	100

4.  Amendments to By-Law No. 1

The resolution amending By-law No. 1 of the Corporation to allow a meeting of shareholders to be held by telephonic or electronic means and to allow a shareholder to vote through such means, as permitted by the Business Corporations Act (Ontario); to allow for electronic delivery of materials to shareholders and directors; and, to amend the title of the Corporation’s By-Law to reflect the name “Lorus Therapeutics Inc.”  was passed.

	Number	Percentage
FOR:	27,952,151	98.1
AGAINST:	536,073	1.9
WITHHELD FROM VOTING:	0	0
TOTAL:	28,488,224	100

For additional information, please see the Company’s management information circular dated as of October 7, 2004 filed in connection with the Annual Shareholders’ Meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 22, 2004

LORUS THERAPEUTICS INC. (Registrant)
By:___________________________ (Signature) Shane A. Ellis Vice President Legal Affairs and Corporate Secretary *